UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

First Light Acquisition Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

095428108

(CUSIP Number)

Jackson Investment Group, LLC

2655 Northwinds Parkway

Alpharetta, GA 30009

Attention: Jay D. Mitchell, General Counsel

770-643-5612

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of Schedule 13D, and is filing this schedule because of 17 C.F.R. § 240.13d-1(e), 17 C.F.R. § 240.13d-1(f), or 17 C.F.R. § 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095428108	Schedule 13D/A	Page 1 of 5

1	NAMES OF REPORTING PERSONS
Jackson Investment Group, LLC 20-5783109
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
705,987*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
705,987*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
705,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Consists of 705,987 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of First Light Acquisition Group, Inc. (the “Issuer”). The shares of Class B Common Stock have no expiration date and are convertible into shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer.

**	Based on 4,834,011 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 15, 2023, and (ii) 705,987 shares of Class A Common Stock issuable upon the conversion of the 705,987 shares of Class B Common Stock reported herein.

CUSIP No. 095428108	Schedule 13D/A	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Richard L. Jackson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
705,987*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
705,987*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
705,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Consists of 705,987 shares of Class B Common Stock of the Issuer. The shares of Class B Common Stock have no expiration date and are convertible into shares of Class A Common Stock of the Issuer.

**	Based on 4,834,011 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023, and (ii) 705,987 shares of Class A Common Stock issuable upon the conversion of the 705,987 shares of Class B Common Stock reported herein.

CUSIP No. 095428108	Schedule 13D/A	Page 3 of 5

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed jointly by Jackson Investment Group, LLC, a Georgia limited liability company (“JIG LLC”) and Richard L. Jackson, and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the SEC on September 21, 2022, as amended by Amendment No. 1 filed with the SEC on December 16, 2022 (the “Statement”), with respect to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of First Light Acquisition Group, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 2 is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Statement is hereby amended and supplemented by adding the following paragraphs at the end thereof:

June 2023 Share Transfer Agreement

On January 9, 2023, the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, FLAG Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of the Issuer (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), First Light Acquisition Group, LLC, in the capacity as the representative of the stockholders of the Issuer (the “Sponsor”) and Allan Camaisa, in the capacity as the representative of the stockholders to Calidi. The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.” Simultaneously with the execution of the Merger Agreement, on January 9, 2023, the Issuer and Calidi entered into (i) the Sponsor Agreement (the “Sponsor Agreement”), with the Sponsor, Metric and certain other parties thereto (each, an “Insider”) and (ii) Voting and Lock-Up Agreements with Allan Camaisa and Scott Leftwich.

On June 16, 2023, Calidi entered into a Securities Purchase Agreement with certain investors in connection with the issuance of Series B Preferred Stock of Calidi (“Series B Preferred Stock,” and such investment, the “Series B Financing”), providing for (A) the issuance of an aggregate amount of $12,500,000 of Series B Preferred Stock to the JIG LLC, with an initial investment of $5,000,000 of Series B Preferred Stock to be purchased simultaneously with the execution of the Securities Purchase Agreement (the “Initial Investment”) and an additional $7,500,000 shares of Series B Preferred Stock to be purchased upon the consummation of the Business Combination (the “Subsequent Investment”) and (B) the issuance of an aggregate amount of an additional $12,500,000 of Series B Preferred Stock to Calidi Cure, LLC (“Cure”), a special purpose vehicle formed for the purposes of investing in the Series B Financing, $5,000,000 of which will be acquired upon the earlier of September 1, 2023 and the consummation of the transactions contemplated by the Merger Agreement (the “BCA Closing”), and $7,500,000 of which will be acquired upon the BCA Closing, and is subject to the consummation of the Subsequent Investment.

In connection with the Initial Investment, the Sponsor and Metric executed (x) a Share Transfer Agreement with JIG LLC, pursuant to which the Sponsor and Metric agreed to transfer 389,968 shares of Class B Common Stock to JIG LLC, with 255,987 shares of Class B Common Stock being transferred upon the closing of the Initial Investment (the “Initial Investment Class B Shares”) and 133,981 shares of Class B Common Stock to be transferred to JIG LLC upon the consummation of the Subsequent Investment and the Closing of the Business Combination and (y) a Share Transfer Agreement with Cure, pursuant to which the Sponsor and Metric agreed to transfer one (1) share of Class B Common Stock for every $100 of Series B Preferred Stock acquired by Cure.

The foregoing descriptions of the Share Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Transfer Agreement, which is incorporated as Exhibit 99.6 to this Amendment and incorporated herein by reference.

CUSIP No. 095428108	Schedule 13D/A	Page 4 of 5

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following paragraph after the second paragraph in the Statement:

The purpose of the acquisition of the Initial Investment Class B Shares was as part of a bridge financing to fund the operations of Calidi pending completion of its Business Combination with the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by deleting the entirety of Item 5 and replacing it with the following paragraphs:

The following disclosure assumes 4,834,011 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023, and (ii) 705,987 shares of Class A Common Stock issuable upon the conversion of the 450,000 shares of Class B Common Stock reported herein.

(a) Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own the 705,987 shares of Class A Common Stock issuable upon the conversion of the 705,987 shares of Class B Common Stock held by the Reporting Persons as of the date hereof, which constitutes approximately 14.6% of the outstanding shares of Class A Common Stock. Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b) The Reporting Persons share the power to vote and direct the disposition of all 705,987 shares of Class A Common Stock reported as being beneficially owned.

(c) On September 12, 2022, JIG LLC acquired 450,000 shares of Class B Common Stock from the Sellers. On June 16, 2023, JIG LLC acquired 255,987 shares of Class B Common Stock from the Sponsor and Metric. These transactions are more fully described in Items 3 and 4 of this Schedule.

(d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by deleting the first paragraph of Item 6 and replacing it with the following paragraph:

The responses to Items 3 and 4 and Exhibit 99.2, 99.5 and 99.6 are incorporated herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

Exhibit 99.6	Share Transfer Agreement, dated as of June 16, 2023

CUSIP No. 095428108	Schedule 13D/A	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2023

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: June 28, 2023

/s/ Richard L. Jackson
Richard L. Jackson